UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the Month of November 2006

_________________

Commission File Number: 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated November 14, 2006.

        Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s Management Report with respect to the results of operations of the Registrant for the quarter ended September 30, 2006.

        Attached hereto as Exhibit 3 and incorporated herein by reference is the Registrant’s consolidated unaudited financial statements for the quarter ended September 30, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ilan Pacholder Name: Ilan Pacholder Title: Corporate Secretary

Dated: November 15, 2006

EXHIBIT INDEX

Exhibit No.	Description

1.	Press release dated November 14, 2006.

2.	Management report.

3.	Unaudiated financial statements.

Exhibit 1

ELBIT SYSTEMS REPORTS THIRD QUARTER 2006 RESULTS

Record Revenues, Net Profit and Backlog of Orders

Revenues Increased by 37.7% YoY to a Record $376.7 Million

Backlog of Orders Continues to Increase and Reached a Record $3.78 Billion

Net Profit Increased by 28.7% YoY to $18.7 Million and EPS Increased to $0.45

Haifa, Israel, November 14, 2006 – Elbit Systems Ltd. (the “Company”) (NASDAQ: ESLT), the international defense company, today reported its consolidated results for the third quarter ended September 30, 2006.

The Company’s backlog of orders as of September 30, 2006 increased to $3,775 million, as compared to $ 3,347 million at the end of 2005. Approximately 73% of the backlog relates to orders outside of Israel. Approximately 46% of the Company’s backlog as of September 30, 2006 is scheduled to be performed over the last quarter of 2006 and during 2007.

Consolidated revenues for the third quarter of 2006 increased by 37.7% to $376.7 million from $273.6 million in the third quarter of 2005.

Gross profit for the third quarter of 2006 increased by 30.5% to $96.1 million (25.5% of revenues), as compared with gross profit of $73.7 million (26.9% of revenues) in the third quarter of 2005. The gross profit margin in the third quarter of 2006 was affected mainly by the lower gross profit margin generated by Elisra, which has been consolidated in the Company’s financial reports commencing December 2005.

Consolidated net income for the third quarter of 2006 increased by 28.7% to $18.7 million (5% of revenues), as compared with $14.6 million (5.3% of revenues) in the third quarter of 2005. Diluted earnings per share for the third quarter of 2006 were $0.45, as compared with $0.35 for the third quarter of 2005. The Company’s net income in the third quarter of 2005 included $1.2 million in one-time In-Process R&D expense related to acquisitions made during that quarter.

Cash flow — During the first nine months of 2006 the Company generated an operating cash flow of $150.9 million.

The President and CEO of Elbit Systems, Joseph Ackerman, commented: “Our financial results continue to set new records in revenues, net profit and backlog. We are pleased with the results reported today, which demonstrate the success of our long-term focus on developing cutting edge technologies and close working relationships with global defense industry leaders. This strategy enabled us recently to win significant projects in the important areas of Homeland Security and civil aviation, while our subsidiaries, including Elbit Systems of America, Elop, Elisra and Cyclone have also generated important new contracts. We remain committed to improving our profitability and increasing efficiency where needed within the Group.”

The Board of Directors declared a dividend of $0.15 per share for the third quarter of 2006. The dividend’s record date is November 28, 2006, and the dividend will be paid on December 11, 2006, net of taxes and levies, at the rate of 18.85%.

Conference Call

The Company will also be hosting a conference today, Tuesday, November 14, 2006 at 10.30am EST. On the call, management will review and discuss its third quarter 2006 results and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 281 1167
UK Dial-in Number: 0 800 917 9141
ISRAEL Dial-in Number: 03 918 0610
INTERNATIONAL Dial-in Number: +972 3 918 0610

At:
10:30am Eastern Time
7:30am Pacific Time
3:30pm London Time
5:30pm Israel Time

This call will be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the end of the call, investors will be able to dial a replay number to listen to the call. The dial-in number is either: 1 877 332 1104 (US); 0 800 169 8104 (UK) or +972 3 925 5925 (Israel and International).

About Elbit Systems Ltd.
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Company Contact:	IR Contact:

Ilan Pacholder	Ehud Helft / Kenny Green
V.P. Finance & Capital Markets
and Corporate Secretary
Elbit Systems Ltd	GK International
Tel: +972-4 831-6632	Tel: 1-866-704-6710
Fax: +972-4 831-6659	Fax: +972-3-607-4711
E-mail: pacholder@elbit.co.il	E-mail: Kenny@gk-biz.com
E-mail: Ehud@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

(FINANCIAL TABLES TO FOLLOW)

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousand of US Dollars)

	September 30 2006	December 31 2005
	Unaudited	Audited
Assets

Current Assets:
Cash and short term deposits	69,172	94,629
Trade receivable and others	418,287	416,067
Inventories, net of advances	359,787	328,428

Total current assets	847,246	839,124

Affiliated Companies & other Investments	236,418	201,339
Long-term receivables & others	172,607	154,650
Fixed Assets, net	288,832	284,997
Other assets, net	131,160	137,364

	1,676,263	1,617,474

Liabilities and Shareholder's Equity

Current liabilities	720,120	612,168
Long-term liabilities	466,239	541,622
Minority Interest	11,495	12,907
Shareholder's equity	478,409	450,777

	1,676,263	1,617,474

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousand of US Dollars, except for per share amounts)

	Nine Months Ended September 30		Three Months Ended September 30		Year Ended December 31
	2006	2005	2006	2005	2005
	Unaudited		Unaudited		(Audited)

Revenues	1,055,855	748,116	376,670	273,646	1,069,876
Cost of revenues	782,605	546,790	280,538	199,969	786,616
Restructurirng expenses	-	-	-	-	3,488

Gross Profit	273,250	201,326	96,132	73,677	279,772

Research and development, net	64,363	53,443	24,574	20,482	71,903
Marketing and selling	81,027	54,695	27,397	20,309	78,648
General and administrative	57,454	38,262	19,727	12,838	54,417
IPR&D write-off	-	-	-	-	7,490

Total operating expenses	202,844	146,400	71,698	53,629	212,458

Operating income	70,406	54,926	24,434	20,048	67,314
Financial expenses, net	(15,363)	(6,273)	(4,445)	(3,076)	(11,472)
Other income, net	391	(192)	231	(6)	(5,326)

Income before income taxes	55,434	48,461	20,220	16,966	50,516
Taxes on income	16,645	12,289	7,279	4,246	16,335

	38,789	36,172	12,941	12,720	34,181
Equity in net earnings (losses) of affiliated
companies and partnership	8,189	1,339	4,575	1,465	(1,636)
Minority rights	1,304	652	1,227	379	(58)

Net income	48,282	38,163	18,743	14,564	32,487

Earnings per share
Basic net earnings per share	$1.17	$0.94	$0.45	$0.36	$0.80

Diluted net earnings per share	$1.15	$0.92	$0.45	$0.35	$0.78

Exhibit 2

Elbit Systems Ltd.
Management’s Report
For The Three and Nine-Month Period Ended September 30, 2006

This report should be read together with the unaudited financial statements for the quarter ended September 30, 2006 of Elbit Systems Ltd. (“Elbit Systems” or the “Company”), the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2005, the Company’s management report for the year ended December 31, 2005 and the Company’s Form 20-F for the year ended December 31, 2005, filed by the Company with the U.S. Securities and Exchange Commission and with the Israeli Securities Authority.

Forward looking statements with respect to the Company’s business, financial condition and results of operations in this document are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.

A.	Executive Overview

Business Description

Elbit Systems and its subsidiaries (the “Group”) operate in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C(4)ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

The Group provides support services for the platforms it upgrades as well as the systems and products it supplies. In addition, the Group provides a wide range of logistic support services, including operation of pilot training services for the Israeli Air Force on a private financing initiative basis. Several of the Group’s companies also provide advanced engineering and manufacturing services to various customers, utilizing their significant manufacturing capabilities. The Group often cooperates with industries in Israel and in various other countries.

The Group tailors and adapts its technologies, integration skills, market knowledge and battle-proven systems to each customer’s individual requirements in both existing and new platforms. By upgrading existing platforms with advanced electronic and electro-optic technologies, the Group provides customers with cost-effective solutions, and its customers are able to improve their technological and operational capabilities within limited defense budgets.

The Group operates in a competitive environment for most of its projects, systems and products. Competition is based on product and program performance, price, reputation, reliability, maintenance costs and responsiveness to customer requirements. This includes the ability to respond to rapid changes in technology. In addition, its competitive position sometimes is affected by specific requirements in particular markets.

1

Financial Highlights

The Company’s revenues increased by 37.7% and reached $376.7 million in the third quarter of 2006, as compared to $273.6 million in the third quarter of 2005.

Net earnings in the third quarter of 2006 were $18.7 million and the diluted earnings per share were $0.45, as compared to $14.6 million and $0.35 in the third quarter of 2005, an increase of 28.7%.

The Company’s backlog as of September 30, 2006 reached $3.78 billion, as compared to $3.35 billion as of December 31, 2005.

The Company’s cash flow generated from operations in the nine-month period ended September 30, 2006 was $150.9 million, as compared to $96.4 million in the nine-month period ended September 30, 2005, an increase of 56%.

The Board of Directors declared a dividend of $0.15 per share for the third quarter.

B.	Recent Events

•	On September 17, 2006, the Company announced that Tadiram Electronic Systems Ltd. (“Tadiran Systems”), a subsidiary of Elisra Electronic Systems Ltd. (“Elisra”), won a contract valued at approximately $65 million for the supply of electronic warfare systems to a European country. The systems will be supplied over the next two years.

•	On September 20, 2006, the Company announced that its subsidiary, Elbit Systems Electro-Optics Elop Ltd. (“Elop”) was awarded a contract in the amount of approximately $130 million to develop and manufacture electronic land systems for a foreign customer. The project also includes logistic support for the systems and will be performed over several years.

•	On September 21, 2006, the Company announced that the team led by the Boeing Company, in which Kollsman, Inc. (“Kollsman”), an Elbit Systems of America company (“ESA”), is a team member, was awarded the U.S. Secure Border Initiative Project (the “SBInet Project”). The SBInet Project is designed to provide the U. S. Department of Homeland Security with increased border security capabilities along more than 6,000 miles of the United States’ borders.

•	On October 23, 2006, the Company announced that its subsidiary Cyclone Aviation Products Ltd. (“Cyclone”) was awarded a contract by Boeing for structural components for Boeing’s F-15 aircraft. The contract is valued at approximately $19 million and deliveries are scheduled during 2008 and 2009.

2

C.	Backlog of Orders

The Company’s backlog of orders as of September 30, 2006 reached $3,775 million, of which 73% was for orders outside Israel. The Company’s backlog as of December 31, 2005 was $3,347 million, of which 72% was for orders outside Israel.

Approximately 46% of the Company’s backlog as of September 30, 2006 is scheduled to be performed in the last quarter of 2006 and during 2007. The majority of the 54% of the Company’s backlog balance is scheduled to be performed in 2008 and 2009.

D.	Critical Accounting Policies and Estimates

The Company’s significant accounting policies are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2005. See also the Company’s management report for the year ended December 31, 2005 and the Company’s Form 20-F for the year ended December 31, 2005, filed by the Company with the U.S. Securities and Exchange Commission and with the Israeli Securities Authority.

3

E.	Summary of Financial Results

The following table sets forth the reported consolidated statements of operations of the Company for the three-month and nine-month periods ended September 30, 2006 and September 30, 2005. The financial statements of the Company include consolidation of Elisra’s financial results, commencing December 1, 2005, therefore Elisra’s results are included in the September 30, 2006 results and are not included in the September 30, 2005 results.

	For the nine months ended September 30				For the three months ended September 30
	2006		2005		2006		2005
	$	%	$	%	$	%	$	%
	(In thousands of U.S. dollars except per share data)

Total revenues	1,055,855	100.0	748,116	100.0	376,670	100.0	273,646	100.0
Cost of revenues	782,605	74.1	546,790	73.1	280,538	74.5	199,969	73.1

Gross profit	273,250	25.9	201,326	26.9	96,132	25.5	73,677	26.9

Research and development (R&D) expenses	82,365	7.8	66,893	8.9	29,618	7.8	24,840	9.1
Less - participation	(18,002)	(1.7)	(13,450)	(1.8)	(5,044)	(1.3)	(4,358)	(1.6)

R&D expenses, net	64,363	6.1	53,443	7.1	24,574	6.5	20,482	7.5
Marketing and selling expenses	81,027	7.7	54,695	7.3	27,397	7.3	20,309	7.4
General and administrative expenses	57,454	5.4	38,262	5.2	19,727	5.2	12,838	4.7

	202,844	19.2	146,400	19.6	71,698	19.0	53,629	19.6

Operating income	70,406	6.7	54,926	7.3	24,434	6.5	20,048	7.3

Finance expenses, net	(15,363)	(1.4)	(6,273)	(0.8)	(4,445)	(1.2)	(3,076)	(1.1)
Other income (expenses), net	391	-	(192)	-	231	0.1	(6)	-

Income before taxes on income	55,434	5.3	48,461	6.5	20,220	5.4	16,966	6.2
Taxes on income	16,645	1.6	12,289	1.7	7,279	1.9	4,246	1.6

	38,789	3.7	36,172	4.8	12,941	3.5	12,720	4.6

Minority interest in losses of subsidiaries	1,304	0.1	652	0.1	1,227	0.3	379	0.1

Equity in net earnings of affiliated
companies and partnership	8,189	0.8	1,339	0.2	4,575	1.2	1,465	0.6

Net earnings	48,282	4.6	38,163	5.1	18,743	5.0	14,564	5.3

Diluted earnings per share	1.15		0.92		0.45		0.35

4

Revenues

The Company’s sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of the Company’s revenues is subject to governmental budgetary constraints.

Three Months Ended on September 30, 2006, Compared to Three Months Ended on September 30, 2005

The consolidated revenues increased by 37.7% from $273.6 million in the third quarter of 2005 to $376.7 million in the third quarter of 2006.

The following table sets forth the Company’s revenue distribution by areas of operation:

	Three-Month Period ended
	September 30, 2006		September 30, 2005
	$ millions	%	$ millions	%
Airborne systems	138.3	36.7	114.9	42.0
Land systems	100.9	26.8	39.5	14.4
C(4)ISR systems	66.8	17.7	44.9	16.4
Electro-optics	39.5	10.5	54.4	19.9
Other (mainly non-defense engineering and
production services)	31.2	8.3	19.9	7.3

Total	376.7	100.0	273.6	100.0

The following table sets forth the Company’s distribution of revenues by geographic regions:

	Three-Month Period ended
	September 30, 2006		September 30, 2005
	$ millions	%	$ millions	%
Israel	99.4	26.4	61.3	22.4
United States	169.9	45.1	114.5	41.8
Europe	50.3	13.3	31.1	11.4
Other countries	57.1	15.2	66.7	24.4

Total	376.7	100.0	273.6	100.0

Nine Months Ended on September 30, 2006, Compared to Nine Months Ended on September 30, 2005

The Company’s consolidated revenues increased by 41.1%, from $748.1 million in the first nine months of 2005 to $1,055.9 million in the first nine months of 2006.

The following table sets forth the Company’s revenue distribution by areas of operation:

	Nine-Month Period ended
	September 30, 2006		September 30, 2005
	$ millions	%	$ millions	%
Airborne systems	417.3	39.5	309.3	41.3
Land systems	199.7	18.9	98.7	13.2
C(4)ISR systems	218.3	20.7	133.0	17.8
Electro-optics	129.3	12.3	153.9	20.6
Other (mainly non-defense engineering and
production services)	91.3	8.6	53.2	7.1

Total	1,055.9	100.0	748.1	100.0

5

The following table sets forth the Company’s distribution of revenues by geographic regions:

	Nine-Month Period ended
	September 30, 2006		September 30, 2005
	$ millions	%	$ millions	%
Israel	312.9	29.6	206.4	27.6
United States	399.9	37.9	291.9	39.0
Europe	158.7	15.0	65.7	8.8
Other countries	184.4	17.5	184.1	24.6

Total	1,055.9	100.0	748.1	100.0

The changes in revenues by areas of operation, other than standard quarterly fluctuations and due to the inclusion of Elisra, were in revenues from customers for Land systems, which were increased mainly as a result of sales related to systems supplied to the U.S. Marine Corps.

The changes in revenues by geographic distribution, other than standard quarterly fluctuations, were in the revenues from customers in Europe, which were increased mainly as a result of the Watchkeeper project in the United Kingdom.

Gross Profit

The Company’s gross profit represents the aggregate results of the Company’s activities and projects, and is based on the mix of programs in which the Company is engaged during the reported period. The decrease in the gross profit margin was mainly as a result of the lower gross profit margin generated by Elisra.

Three Months Ended on September 30, 2006, Compared to Three Months Ended on September 30, 2005

The Company’s gross profit in the quarter ended September 30, 2006 was $96.1 million as compared to $73.7 million in the quarter ended September 30, 2005. The gross profit margin in the third quarter of 2006 was 25.5% as compared to 26.9% in the same period last year.

Nine Months Ended on September 30, 2006, Compared to Nine Months Ended on September 30, 2005

The Company’s gross profit in the nine months ended September 30, 2006 was $273.3 million as compared to $201.3 million in the nine months ended September 30, 2005. The gross profit margin in the nine months ended September 30, 2006 was 25.9% as compared to 26.9% in the corresponding period of the previous year.

Research and Development (“R&D”)

The Company continually invests in R&D in order to maintain and further advance its technologies, in accordance with a long-term plan, based on its estimate of future market needs.

The Company’s R&D included programs which are partially funded by, third parties, including the Israeli Ministry of Defense (“IMOD”), the Office of the Chief Scientist (“OCS”) and bi-national and European Development funds. The R&D was performed in all major areas of core technological activities of the Company and mainly in the areas of advanced airborne systems, cutting edge electro-optics technology and products for surveillance, aerial reconnaissance, lasers and space based sensors and homeland security technologies and products.

6

Three Months Ended on September 30, 2006, Compared to Three Months Ended on September 30, 2005

Gross R&D expenses in the quarter ended September 30, 2006 totaled $29.6 million (7.8% of revenues), as compared to $24.8 million (9.1% of revenues) in the quarter ended September 30, 2005.

Net R&D expenses (after deduction of third party participation) in the quarter ended September 30, 2006 totaled $24.6 million (6.5% of revenues), as compared to $20.5 million (7.5% of revenues) in the quarter ended September 30, 2005.

Nine Months Ended on September 30, 2006, Compared to Nine Months Ended on September 30, 2005

Gross R&D expenses in the nine months ended September 30, 2006 totaled $82.4 million (7.8% of revenues), as compared to $66.9 million (8.9% of revenues) in the nine months ended September 30, 2005.

Net R&D expenses (after deduction of third party participation) in the nine-month period ended September 30, 2006 totaled $64.4 million (6.1% of revenues), as compared to $53.4 million (7.1% of revenues) in the nine-month period ended September 30, 2005.

Marketing and Selling Expenses

The Company maintains its activities in developing new markets and pursues at any given time various business opportunities according to the Company’s plan.

Three Months Ended on September 30, 2006, Compared to Three Months Ended on September 30, 2005

Marketing and selling expenses in the quarter ended September 30, 2006 were $27.4 million (7.3% of revenues), as compared to $20.3 million (7.4% of revenues) in the quarter ended September 30, 2005.

Nine Months Ended on September 30, 2006, Compared to Nine Months Ended on September 30, 2005

Marketing and selling expenses in the nine months ended September 30, 2006 were $81.0 million (7.7% of revenues), as compared to $54.7 million (7.3% of revenues) in the nine months ended September 30, 2005.

General and Administrative (“G&A”) Expenses

Three Months Ended on September 30, 2006, Compared to Three Months Ended on September 30, 2005

G&A expenses were $19.7 million (5.2% of revenues) in the quarter ended September 30, 2006, as compared to $12.8 million (4.7% of revenues) in the quarter ended September 30, 2005.

Nine Months Ended on September 30, 2006, Compared to Nine Months Ended on September 30, 2005

G&A expenses were $57.5 million (5.4% of revenues) in the nine months ended September 30, 2006, as compared to $38.3 million (5.1% of revenues) in the nine months ended September 30, 2005.

7

Finance Expense (Net)

The increase in the net finance expense resulted mainly from a higher level of long-term loans and an increase in market interest rates.

Three Months Ended on September 30, 2006, Compared to Three Months Ended on September 30, 2005

Net finance expense in the quarter ended September 30, 2006 was $4.4 million, as compared to $3.1 million of finance expense in the quarter ended September 30, 2005.

Nine Months Ended on September 30, 2006, Compared to Nine Months Ended on September 30, 2005

Net finance expense in the six months ended September 30, 2006 was $15.4 million, as compared to $6.3 million of finance expense in the nine months ended September 30, 2005.

Taxes on Income

The Company’s tax rate represents a weighted average of the tax rates to which the various companies in the Group are subject. The change in the effective tax rate is attributable mainly to the mix of the tax rates in the various tax jurisdictions in which the Group’s companies generating the taxable income operate.

Three Months Ended on September 30, 2006, Compared to Three Months Ended on September 30, 2005

Provision for taxes in the quarter ended September 30, 2006 was $7.3 million (effective tax rate of 36%), as compared to a provision for taxes of $4.2 million (effective tax rate of 25.0%) in the quarter ended September 30, 2005.

The increase in the tax rate was mainly as a result of the appreciation of the NIS, which increased the effective Israeli taxable income.

Nine Months Ended on September 30, 2006, Compared to Nine Months Ended on September 30, 2005

Provision for taxes in the nine months ended September 30, 2006 was $16.7 million (effective tax rate of 30%), as compared to a provision for taxes of $12.3 million (effective tax rate of 25.4%) in the nine months ended September 30, 2005.

Company’s Share in Earnings of Affiliated Entities

The companies and partnerships, in which the Company holds 50% or less in shares or voting rights and are therefore not consolidated in its financial statements, operate in complementary areas to the Company’s core business activities, including electro-optics, airborne systems and communications.

8

Three Months Ended on September 30, 2006, Compared to Three Months Ended on September 30, 2005

In the third quarter of 2006 the Company had net income of $4.6 million from its share in earnings of affiliated companies and partnership, as compared to net income of $1.5 million in the third quarter of 2005.

The Company’s share in earnings of affiliated entities in the three months ended September 30, 2005, included an IPR&D write-off of $1.2 million related to the acquisition of Tadiran Communication Ltd.‘s (“Tadiran”) shares in 2005.

Nine Months Ended on September 30, 2006, Compared to Nine Months Ended on September 30, 2005

In the nine months ended September 30, 2006 the Company had net income of $8.2 million from its share in earnings of affiliated companies and partnership, as compared to net income of $1.3 million in the nine months ended September 30, 2005.

The Company’s share in earnings of affiliated entities includes IPR&D write-offs of $2.2 million, related to the acquisition of Tadiran’s and Sandel’s shares in the second quarter of 2006. The Company’s share in earnings of affiliated entities in 2005 includes a $5.3 million IPR&D write-off related to the acquisition of Tadiran’s shares in 2005.

Net Earnings and Earnings Per Share (“EPS”)

Three Months Ended on September 30, 2006, Compared to Three Months Ended on September 30, 2005

Net earnings in the quarter ended September 30, 2006 were $18.7 million (5.0% of revenues), as compared to reported net earnings of $14.6 million (5.3% of revenues) in the quarter ended September 30, 2005. Diluted EPS in the quarter ended September 30, 2006 was $0.45, as compared to $0.35 in the quarter ended September 30, 2005.

The number of shares used for computation of diluted EPS in the quarter ended September 30, 2006 was 41,913 thousand shares, as compared to 41,614 thousand shares in the quarter ended September 30, 2005.

Net earnings in the three months ended September 30, 2005, included an IPR&D write-off of $1.2 million related to the acquisition of Tadiran’s shares in 2005.

Nine Months Ended on September 30, 2006, Compared to Nine Months Ended on September 30, 2005

Net earnings in the nine months ended September 30, 2006 were $48.3 million (4.6% of revenues), as compared to net earnings of $38.2 million (5.1% of revenues) in the nine months ended September 30, 2005. Diluted EPS in the nine months ended September 30, 2006 was $1.15, as compared to $0.92 in the nine months ended September 30, 2005.

The number of shares used for computation of diluted EPS in the nine months ended September 30, 2006 was 41,819 thousand shares, as compared to 41,616 thousand shares in the nine months ended September 30, 2005.

Net earnings in 2006 include $2.2 million in IPR&D write-offs related to the acquisitions of Tadiran’s and Sandel’s shares in the second quarter of 2006. Net earnings in 2005 included a $5.3 million IPR&D write-off related to the acquisition of Tadiran’s shares in 2005.

9

F.	Liquidity and Capital Resources

The Company’s net cash flow generated from operating activities in the nine months ended September 30, 2006 was $150.9 million, resulting mainly from net income and advances received from customers. The cash inflows were partially offset, mainly by an increase in inventories.

Net cash flow used for investment activities in the nine months ended September 30, 2006 was $73.2 million, which was used mainly for acquisition of Tadiran’s and Sandel shares in the second quarter of 2006 and purchase of various assets and equipment.

Net cash flow used for financing activities in the nine months ended September 30, 2006 was $103.7 million, which was mainly for repayment of long-term loans.

On September 30, 2006, the Company had total borrowings in the amount of $171.8 million, including $136.1 million in long-term loan, and $704.7 million in guarantees issued on its behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On September 30, 2006, the Company had a cash balance amounting to $67.8 million.

As of September 30, 2006, the Company had working capital of $127.2 million, and its current ratio was 1.18.

G.	Derivatives and Hedges

Market risks relating to the Company’s operations result primarily from changes in interest rates and exchange rates. The Company typically uses financial instruments to limit its exposure to those changes. The Company also typically enters into forward contracts in connection with transactions that are denominated in currencies other than U.S. dollars and New Israeli Shekels (“NIS”). The Company may enter from time to time into forward contracts related to NIS, based on market conditions.

On September 30, 2006, the Company’s liquid assets were comprised of bank deposits, and it had no investments in liquid equity securities that were subject to market fluctuations, except for its shareholdings in Tadiran. The Company’s deposits and loans are based on variable interest rates, and their value as of September 30, 2006 was therefore not exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect the Company’s results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

The Company’s functional currency is the U.S. dollar. On September 30, 2006, the Company had exposure due to liabilities denominated in NIS of $95 million in excess of its NIS denominated assets. These liabilities represent mostly wages and trade payables. The amount of the Company’s exposure to the changes in the NIS-U.S. dollar exchange rate varies from time to time.

Most of the Company’s assets and liabilities which are denominated in currencies other than the NIS and the U.S. dollar were covered as of September 30, 2006 by forward contracts and options. On September 30, 2006, the Company had forward contracts for the sale and purchase of such foreign currencies totaling $323.9 million ($135.6 million in Euro, $180.5 million in GBP and $7.8 million in other currencies). The financial derivative activities in this quarter resulted in an unrealized net loss of approximately $7.2 million, which was recorded as other comprehensive loss.

On September 30, 2006, the Company had options for hedging future cash flow denominated in NIS in the amount of $2 million. The fair market value of the options as of September 30, 2006 was not material.

10

H.	Dividends

The Board of Directors declared on November 13, 2006 a dividend of $0.15 per share.

*     *     *     *

11

Exhibit 3

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2006
(Unaudited)
(In thousands of U.S. dollars)

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2006
(Unaudited)
(In thousands of U.S. dollars)

C O N T E N T S

P a g e
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets	2 - 3

Consolidated Statements of Income	4

Consolidated Statements of Changes in Shareholders' Equity	5 -7

Consolidated Statements of Cash Flows	8 - 9

Notes to the Consolidated Financial Statements	10 - 13

#     #     #     #     #

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars (in thousands)

	September 30, 2006	December 31, 2005
	(Unaudited)	(Audited)
CURRENT ASSETS:
Cash and cash equivalents	$67,838	$93,887
Short-term bank deposits	1,334	742
Trading securities	2,335	2,282
Trade receivables, (net of allowance for doubtful
accounts in the amount of $3,652 and $3,221 as of
September 30, 2006 and December 31, 2005, respectively)	341,597	346,689
Other receivables and prepaid expenses	74,355	67,096
Inventories, net of advances	359,787	328,428

Total current assets	847,246	839,124

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliated companies and a partnership	230,073	194,994
Investments in other companies	6,345	6,345
Compensation receivable in respect of fire damages, net	15,530	15,530
Long-term bank deposits and trade receivables	3,775	2,457
Severance pay fund	153,302	136,663

	409,025	355,989

PROPERTY, PLANT AND EQUIPMENT, NET	288,832	284,997

INTANGIBLE ASSETS:
Goodwill	58,593	58,593
Other intangible assets, net	72,567	78,771

	131,160	137,364

	$1,676,263	$1,617,474

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars (in thousands, except share data)

	September 30, 2006	December 31, 2005
	(Unaudited)	(Audited)
CURRENT LIABILITIES:
Short-term bank credit and loans	$23,079	$30,296
Current maturities of long-term loans	12,675	7,355
Trade payables	137,933	120,260
Other payables and accrued expenses	251,413	216,539
Customers advances and amounts in excess of
costs incurred on contracts in progress	295,020	237,718

Total current liabilities	720,120	612,168

LONG-TERM LIABILITIES:
Long-term loans	136,064	224,982
Advances from customers	130,852	122,263
Deferred income taxes	23,176	26,060
Accrued termination liability	176,147	168,317

	466,239	541,622

MINORITY INTERESTS	11,495	12,907

SHAREHOLDERS' EQUITY:
Share capital
Ordinary shares of New Israeli Shekels (NIS) 1 par value;
Authorized 80,000,000 shares as of September 30, 2006 and December 31,
2005;
Issued 42,029,023 and 41,375,545 shares as of September 30, 2006 and
December 31, 2005, respectively;
Outstanding 41,620,102 and 40,966,624 shares as of September 30, 2006
and December 31, 2005, respectively	11,784	11,636
Additional paid-in capital	284,695	278,679
Accumulated other comprehensive loss	(10,113)	(1,340)
Retained earnings	196,364	166,123
Treasury shares - 408,921 shares as of September 30,
2006 and December 31, 2005	(4,321)	(4,321)

	478,409	450,777

	$1,676,263	$1,617,474

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars (in thousands, except share and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2006	2005	2006	2005	2005
	(Unaudited)		(Unaudited)		(Audited)
Revenues	$1,055,855	$748,116	$376,670	$273,646	$1,069,876
Cost of revenues	782,605	546,790	280,538	199,969	786,616
Restructuring expenses	-	-	-	-	3,488

Gross profit	273,250	201,326	96,132	73,677	279,772

Research and development costs, net	64,363	53,443	24,574	20,482	71,903
Marketing and selling expenses	81,027	54,695	27,397	20,309	78,648
General and administrative expenses	57,454	38,262	19,727	12,838	54,417
In-process research and development write-off	-	-	-	-	7,490

	202,844	146,400	71,698	53,629	212,458

Operating income	70,406	54,926	24,434	20,048	67,314

Financial expenses, net	(15,363)	(6,273)	(4,445)	(3,076)	(11,472)
Other income (expenses), net	391	(192)	231	(6)	(5,326)

Income before taxes on income	55,434	48,461	20,220	16,966	50,516
Taxes on income	16,645	12,289	7,279	4,246	16,335

	38,789	36,172	12,941	12,720	34,181
Equity in net earnings of affiliated
companies and partnership	8,189	1,339	4,575	1,465	(1,636)
Minority interests in losses (earnings)
of subsidiaries	1,304	652	1,227	379	(58)

Net income	$48,282	$38,163	$18,743	$14,564	$32,487

Earnings per share
Basic net earnings per share	$1.17	$0.94	$0.45	$0.36	$0.80

Diluted net earnings per share	$1.15	$0.92	$0.45	$0.35	$0.78

Number of shares used in computation of
basic net earnings per share	41,165	40,709	41,360	40,775	40,750

Number of shares used in computation of
Diluted net earnings per share	41,819	41,616	41,913	41,614	41,623

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars (in thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Treasury shares	Total shareholders' equity	Total comprehensive income
Balance as of January 1, 2005 (Audited)	40,561,026	$11,548	$274,432	$(4,742)	$155,267	$(4,321)	$432,184
Exercise of options	405,598	88	3,423	-	-	-	3,511
Tax benefit in respect of options exercised	-	-	652	-	-	-	652
Stock based compensation	-	-	172	-	-	-	172
Dividends paid	-	-	-	-	(21,631)	-	(21,631)
Other comprehensive income (loss) net of tax:
Unrealized gains on derivative instruments	-	-	-	6,412	-	-	6,412	$6,412
Foreign currency translation differences	-	-	-	(924)	-	-	(924)	(924)
Minimum pension liability adjustment	-	-	-	(2,086)	-	-	(2,086)	(2,086)
Net income	-	-	-	-	32,487	-	32,487	32,487

Total comprehensive income								$35,889

Balance as of December 31, 2005 (Audited)	40,966,624	$11,636	$278,679	$(1,340)	$166,123	$(4,321)	$450,777
Exercise of options	653,478	148	4,974	-	-	-	5,122
Tax benefit in respect of options exercised	-	-	1,042	-	-	-	1,042
Dividends paid	-	-	-	-	(18,041)	-	(18,041)
Other comprehensive income (loss), net of tax:
Unrealized losses on derivative instruments	-	-	-	(9,692)	-	-	(9,692)	(9,692)
Foreign currency translation differences	-	-	-	796	-	-	796	796
Unrealized gain from securities	-	-	-	123	-	-	123	123
Net income	-	-	-	-	48,282	-	48,282	48,282

Total comprehensive income								$39,509

Balance as of September 30, 2006 (Unaudited)	41,620,102	$11,784	$284,695	$(10,113)	$196,364	$(4,321)	$478,409

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars (in thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Treasury shares	Total shareholders' equity	Total comprehensive income
Balance as of January 1, 2005 (Audited)	40,561,026	$11,548	$274,432	$(4,742)	$155,267	$(4,321)	$432,184
Exercise of options	257,144	56	2,128	-	-	-	2,184
Tax benefit in respect of options exercised	-	-	477	-	-	-	477
Stock based compensation	-	-	100	-	-	-	100
Dividends paid	-	-	-	-	(15,868)	-	(15,868)
Other comprehensive income (loss):
Unrealized gains on derivative
instruments	-	-	-	2,959	-	-	2,959	$2,959
Foreign currency translation differences	-	-	-	(739)	-	-	(739)	(739)
Net income	-	-	-	-	38,163	-	38,163	38,163

Total comprehensive income								$40,383

Balance as of September 30, 2005 (Unaudited)	40,818,170	$11,604	$277,137	$(2,522)	$177,562	$(4,321)	$459,460

Balance as of July 1, 2006 (Unaudited)	41,216,786	$11,670	$280,682	$(8,916)	$183,861	$(4,321)	$462,976
Exercise of options	403,316	114	3,111	-	-	-	3,225
Tax benefit in respect of options exercised	-	-	902	-	-	-	902
Dividends paid	-	-	-	-	(6,240)	-	(6,240)
Other comprehensive income (loss):
Unrealized gains on derivative
instruments	-	-	-	(2,064)	-	-	(2,064)	$(2,064)
Foreign currency translation differences	-	-	-	744	-	-	744	744
Unrealized gain from securities	-	-	-	123	-	-	123	123
Net income	-	-	-	-	18,743	-	18,743	18,743

Total comprehensive income								$17,546

Balance as of September 30, 2006 (Unaudited)	41,620,102	$11,784	$284,695	$(10,113)	$196,364	$(4,321)	$478,409

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars (in thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Treasury shares	Total shareholders' equity	Total comprehensive income
Balance as of July 1, 2005 (Unaudited)	40,745,711	$11,590	$276,461	$(5,064)	$168,307	$(4,321)	$445,973
Exercise of options	72,459	14	583	-	-	-	597
Tax benefit in respect of options
exercised	-	-	(7)	-	-	-	(7)
Stock based compensation	-	-	100	-	-	-	100
Dividends paid	-	-	-	-	(5,309)	-	(5,309)
Other comprehensive income (loss):
Unrealized gains on derivative
instruments	-	-	-	2,666	-	-	2,666	$2,666
Foreign currency translation differences	-	-	-	(124)	-	-	(124)	(124)
Net income	-	-	-	-	14,564	-	14,564	14,564

Total comprehensive income								$17,106

Balance as of September 30, 2005 (Unaudited)	40,818,170	$11,604	$277,137	$(2,522)	$177,562	$(4,321)	$459,460

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars (in thousands)

	Nine months ended September 30,		Year ended December 31,
	2006	2005	2005
	(Unaudited)		(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$48,282	$38,163	$32,487
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	43,831	37,772	57,718
Purchased in process R&D	-	-	7,490
Stock based compensation	-	100	172
Deferred income taxes	(1,630)	(602)	6,551
Accrued severance pay, net	(8,809)	(8,536)	(6,707)
Gain on sale of property and equipment	(1,242)	(400)	(731)
Tax benefit in respect of options exercised	1,042	477	652
Minority interests in earnings (losses) of subsidiaries	(1,304)	(652)	58
Equity in net losses (earnings) of affiliated companies and
partnership,	(1,042)	6,706	13,805
net of dividend received (*)
Changes in operating assets and liabilities:
Increase in short-term and long-term receivables and prepaid expenses	(6,318)	(17,070)	(43,420)
Increase in inventories	(59,779)	(59,474)	(43,679)
Increase (decrease) in trade payables, other payables and accrued	43,665	(2,118)	(37,859)
expenses
Increase in advances received from customers	94,311	101,959	202,450
Settlement of royalties with the Office of the Chief Scientist	-	-	(1,371)
Other adjustments	(75)	117	-

Net cash provided by operating activities	150,932	96,442	187,616

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(44,277)	(41,437)	(58,735)
Acquisition of subsidiaries and businesses (Schedule A)	-	(318)	(28,331)
Investments in affiliated companies	(31,232)	(99,024)	(160,861)
Proceeds from sale of property, plant and equipment	4,057	1,381	2,712
Proceeds from sale of investment	-	3,100	3,100
Investment in long-term bank deposits	(710)	(551)	(1,089)
Proceeds from sale of long-term bank deposits	695	963	1,501
Grant of long-term loans	-	(790)	-
Short-term bank deposits, net	(1,781)	(148)	(4)

Net cash used in investing activities	(73,248)	(136,824)	(241,707)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	5,122	2,184	3,511
Repayment of long-term bank loans	(286,961)	(51,712)	(85,035)
Receipt of long-term bank loans	203,853	220,400	216,500
Dividends paid	(18,041)	(15,868)	(21,631)
Change in short-term bank credit and loans, net	(7,706)	1,332	524

Net cash provided by (used in) financing activities	(103,733)	156,336	113,869

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(26,049)	115,954	59,778
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE
PERIOD	93,887	34,109	34,109

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$67,838	$150,063	$93,887

(*) Dividend received	$7,147	$8,045	$12,169

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars (in thousands)

	Nine months ended September 30,		Year ended December 31,
	2006	2005	2005
	(Unaudited)		(Audited)
SUPPLEMENTARY CASH FLOWS
ACTIVITIES:
Cash paid during the period for:
Income taxes	$14,709	$17,640	$21,475

Interest	$14,199	$5,812	$13,151

SCHEDULE A:
Subsidiaries and businesses acquired
Estimated net fair value of assets acquired and liabilities
assumed at the date of acquisition:

Working capital, net (excluding cash and cash equivalents)	$-	$(3,281)	$39,273
Property, plant and equipment	-	-	(28,875)
Other long-term assets	-		(74,363)
Goodwill, customer contracts and other intangible assets	-	(1,514)	(53,291)
In-process R&D	-		(7,490)
Deferred income taxes	-		5,404
Long-term liabilities - mainly advances from customers	-	4,477	82,730
Minority interest	-	-	8,281

	$-	$(318)	$(28,331)

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED

U.S. dollars (in thousands)

Note 1 —	GENERAL

A.	The accompanying financial statements have been prepared in a condensed format as of September 30, 2006, and for the nine and three months then ended, in accordance with generally accepted accounting principles in the United States )U.S. GAAP( relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP but which are not required for interim reporting purposes, have been condensed or omitted. See Note 4 for the reconciliation from U.S. GAAP to accounting principles generally accepted in Israel (Israeli GAAP).

These statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2005.

The interim financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation. All such adjustments were of a normal recurring nature. Reclassifications have been made to comparative data in order to conform to the current year’s presentation.

Operating results for the nine and three months ended September 30, 2006, are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

B.	On May 31, 2006, the Company’s U.S. subsidiary Kollsman, Inc. (“Kollsman”) acquired a 20% interest in Sandel Avionics, Inc. (“Sandel”) in consideration for $12.5 million (represented by a $10.5 million cash payment, a $1 million subscription and payment of a bridge loan and a $1 million holdback to be paid within 12 months). Sandel, based in Vista, California, produces specialized integrated display systems and other products for the commercial aviation market.

Kollsman has an option to buy the remaining 80% interest in Sandel for a period of 30 months after the initial investment. During the option period, Kollsman has the right to representation on the Sandel board of directors, as well as several specific minority rights. In addition, Kollsman and Sandel have formed an alliance to cooperate on product development and marketing.

The excess of the amount paid for Sandel shares acquired over their book value (excess cost) is approximately $13,200. Based on purchase price allocation analysis (“PPA”) performed by an independent advisor, this excess was attributed as follows:

	Book Value in Sandel	Excess Cost	Total	Expected useful lives
Working capital	$700	-	$700
Fixed and other assets	700	-	700
Long-term debt	(2,100)	-	(2,100)
In-Process R&D ("IPR&D")	-	1,200	1,200	immediate write-off
Technology and customers base	-	3,200	3,200	7 years
Deferred taxes	-	(1,300)	(1,300)	7 years
Goodwill	-	10,100	10,100	indefinite-subject to annual impairment test

	$(700)	$13,200	$12,500

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED

U.S. dollars (In thousands, except per share data)

Note 1 —	GENERAL (Cont.)

C.	On June 5, 2006, the Company acquired 4.37% of Tadiran Communication Ltd.‘s (“Tadiran”) outstanding shares in consideration for approximately $18.3 million (of which $13.5 million was paid on the acquisition date and the balance was paid in July 2006). Following the acquisition, the Company holds approximately 43% of Tadiran’s shares.

The excess of the amount paid for Tadiran shares acquired over their book value (excess cost) is approximately $ 11,900. Based on purchase price allocation analysis (“PPA”) performed by an independent advisor, this excess was attributed as follows:

	Book Value in Tadiran	Excess Cost	Total	Expected useful lives
Working capital	$2,400	-	$2,400
Long-term investments and receivables	700	-	700
Property, plant and equipment, net	700	-	700
Other assets, net	3,100	100	3,200	5 years
Long-term liabilities	(1,700)	-	(1,700)
Inventory	1,200	300	1,500	Up to a quarter
Customer base and backlog	-	4,000	4,000	2-12 years
Technology	-	2,400	2,400	10 years
Brand name	-	800	800	15 years
IPR&D	-	1,000	1,000	immediate write-off
Goodwill	-	3,300	3,300	indefinite-subject to annual impairment test

	$6,400	$11,900	$18,300

Note 2 —	SIGNIFICANT ACCOUNTING POLICIES

A.	The significant accounting policies followed in the preparation of these statements are identical to those applied in preparation of the latest annual financial statements, except for the adoption of FASB Statement No. 123 (revised 2004), “Share-Based Payments” (“Statement 123(R)”) as follows:

Through December 31, 2005, the Company adopted the fair value based method of recording stock options for all employee stock option grants consistent with SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123”). Effective January 1, 2006, the Company adopted the provisions of Statement 123(R), using the modified prospective method. The adoption of Statement 123(R) did not have a material effect on the Company’s financial position and results of operations.

B.	In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED

U.S. dollars (In thousands, except per share data)

Note 2 —	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, “Accounting for income taxes”(“FAS 109”). This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings.

The Company is currently evaluating the effect of the adoption of FIN 48 on its financial statements.

C.	The accompanying financial statements have been prepared in U.S. dollars since the U.S. dollar is the functional currency of the primary economic environment in which the operations of the Group (which includes Elbit Systems Ltd. and its subsidiaries) are conducted.

Note 3 —	INVENTORIES, NET OF ADVANCES

	September 30, 2006	December 31, 2005
	(Unaudited)	(Audited)
Cost of long-term contracts in progress	$358,669	$311,800
Raw materials	91,111	84,343
Advances to suppliers and subcontractors	46,342	40,095

	496,122	436,238
Less - Cost incurred on contracts in progress
deducted from customer advances	38,979	16,178

	457,143	420,060
Less - Advances received from customers	89,702	84,083
Provision for losses	7,654	7,549

	$359,787	$328,428

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED

U.S. dollars (In thousands, except per share data)

Note 4 —	RECONCILIATION TO ISRAELI GAAP

As described in Note 1, the Company prepares its financial statements in accordance with U.S. GAAP. See Note 23 to the 2005 annual financial statements for a description of the differences between U.S. GAAP and Israeli GAAP in respect to the Company. The effects of the differences between U.S. GAAP and Israeli GAAP on the Company’s financial statements are detailed below.

A.	Effect on net income

	Nine months ended September 30,		Year ended December 31,
	2006	2005	2005
	(Unaudited)		(Audited)
Net income as reported according to U.S. GAAP	$48,282	$38,163	$32,487
Adjustments to Israeli GAAP	3,471	(4,336)	(9,637)

Net income according to Israeli GAAP	$51,753	$33,827	$22,850

B.	Effect on shareholders’ equity

	As reported	Adjustments	As per Israeli GAAP
As of September 30, 2006 (Unaudited)
Shareholders' equity	$478,409	(16,279)	$462,130

As of December 31, 2005
Shareholders' equity	$450,777	(19,279)	$431,498

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